November 12, 2014

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ixia
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed June 23, 2014
Form 10-Q/A for the Quarterly Period Ended June 30, 2013
Filed June 23, 2014
File No. 000-31523

Dear Mr. Cascio:

This letter sets forth the responses of Ixia (sometimes referred to herein as the “Company”) to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 28, 2014, with respect to the above-referenced filings. The Company has duplicated the comments set forth in the comment letter in this letter and has provided responses to each comment. The Company hopes that the responses set forth below answer your questions and resolve any concerns you may have.

26601 Agoura Road Calabasas, CA 91302  |  Tel + 1-818-871-1800  |  Fax + 1-818-871-1805  |  www.ixiacom.com

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

November 12, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements, page 126

Note 1. Description of Business, page 134

Revenue Recognition, page 138

Multiple Element Arrangements and Allocation of Value, page 139

1.	We note your response to prior comment 5. To assist investor understanding of your “bell-shaped curve approach” to vendor specific evidence of fair value, please revise future filings to provide further description of the situations in which this approach is utilized and also how the approach considers the variations in ranges.

As requested, the Company will include in applicable future filings a further description of the situations in which its “bell-shaped curve approach” to vendor specific evidence of fair value is utilized and also as to how its approach considers the variations in ranges. The Company notes that it has included such a description in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Form 10-Q”). The description appears under “Significant Accounting Policies” in Note 2 (Basis of Presentation, Significant Accounting Policies and Recent Accounting Pronouncements) to the financial statements included in the Form 10-Q and is also set forth below:

“Vendor specific objective evidence (“VSOE”) of fair value typically only exists for the Company’s technical support, warranty and software maintenance services (“Support”). VSOE of fair value is established using the bell-shaped curve approach for a subgroup when a substantial majority (generally greater than 75%) of the transactions are priced within a reasonably narrow range (generally plus or minus 15% from the list price, which approximates the median). On a regular basis, the Company separately sells Support upon the expiration of the initial contractual periods included in an initial sales arrangement (“Support Renewals”). The population of Support Renewals is used in the bell-shaped curve approach to establish VSOE of fair value of Support and consists of actual sales prices charged to customers for Support Renewals and includes only Support Renewals sold separately on a stand-alone basis. The Company reviews these standalone sales of its Support Renewals for VSOE of fair value of its Support on a quarterly basis (“VSOE Analysis”). The Company’s pricing for Support Renewal transactions is generally based on a percentage of the Company’s list price for the product for which the Support Renewal is being purchased. When pricing conditions vary significantly, the Company further stratifies the population of stand-alone sales of its Support Renewals based on Support Renewal pricing conditions and separately analyzes these subgroups of Support Renewal transactions. The Company’s Support Renewal pricing conditions consist of the underlying product type, product family, customer type and the geographic region in which the sale is made.”

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

November 12, 2014

Form 10-Q/A for the Quarterly Period Ended June 30, 2013

Note 14. Restatement, page 20

Quarterly financial statements as of and for the three and six months ended June 30, 2013, page 20

2.	We note your response to prior comment 6 and the statement that, “the Company has enhanced its accounting policies” as a result of the revenue recognition restatements. Please provide us with specific details of the enhancements made to your revenue recognition accounting policies as a result of the restatements. In this regard, please tell us how you have modified your accounting policy disclosures to reflect these changes.

As noted in the Company’s response letter dated October 15, 2014 (the “Initial Response Letter”) to the Staff’s initial comment letter dated September 29, 2014, the errors that led to the restatements, as such errors are described in Note 14 (Restatement) (“Note 14”) to the restated financial statements included in the Company’s Amendment on Form 10-Q/A (the “Form 10-Q/A”) for the quarter ended June 30, 2013, resulted from the Company’s misapplication of certain of its general revenue recognition accounting policies to the facts and circumstances of particular transactions. As the Company disclosed in Part I, Item 4 (Controls and Procedures) of the Form 10-Q/A and in certain of its other filings with the Commission, the misapplication resulted primarily from internal controls that were not adequately designed to appropriately identify, assess and account for such transactions. As the Company further disclosed in such filings, the Company also lacked certain appropriate resources in its accounting department that contributed significantly to the Company’s inability to properly assess revenue recognition for these transactions.

In response to the Staff’s request for specific details of the enhancements made to the Company’s revenue recognition accounting policies as a result of the restatement errors, the Company notes that the enhancements made to date consist of modifications and supplements to certain of the Company’s internal policies, procedures, controls and/or documentation that relate to revenue recognition and that supplement the Company’s disclosed revenue recognition policies.

These enhancements are designed to better ensure that Company personnel responsible for revenue recognition (“Company personnel”) appropriately identify, and consistently and properly assess the accounting impact of, the types of transactions for which revenue recognition errors were made as described in Note 14. Specifically, the enhancements to the Company’s internal policies, procedures and controls will:

•	better ensure that any extended maintenance and warranty arrangements of the type described in Note 14 are appropriately made known to, and consistently and properly accounted for by, Company personnel;

•	assist Company personnel in identifying, and consistently and properly accounting for, multiple-element arrangements in which product functionality or other future deliverables are required to be accounted for as separate elements;

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

November 12, 2014

•	facilitate the identification and linking of orders that are a part of multiple-element sales transactions that include professional services and the consistent and proper accounting for such transactions; and

•	specifically identify the Company’s customary payment terms so that Company personnel can readily identify, and consistently and properly account for, transactions involving extended (i.e., non-customary) payment terms that require the deferral of revenue under the Company’s general revenue recognition accounting policies.

Enhancements to the Company’s internal policies, procedures and controls made to date have included the following:

•	The Company has eliminated or revised practices that contributed to the Company’s failure to identify and account for certain transactions that were the subject of the restatement.

•	The Company has revised and supplemented the internal quarterly representation letters that are required to be completed and signed by sales department personnel and other personnel involved in the sales process by adding representations that are designed to elicit the information needed to identify the types of transactions that were the subject of the restatement.

•	The Company has implemented a “deal review checklist” to facilitate the review of sales transactions that are reviewed by deal desk personnel (who are included within the Company personnel responsible for revenue recognition) in order to ensure the identification of issues associated with the restatement errors.

•	The Company has included in the documentation regularly referenced by the deal desk personnel a discussion of the facts and circumstances surrounding, and the proper accounting for, the types of transactions that were the subject of the restatement.

As noted in the Initial Response Letter, the Company is continuing to enhance the documentation, oversight and monitoring of the application of its accounting policies and procedures relating to revenue recognition including the enhancements described above.

In response to the Staff’s request that the Company describe how it has modified its accounting policy disclosures to reflect the changes that the Company has made to its revenue recognition accounting policies as a result of the revenue recognition errors described in Note 14, the Company notes that the enhancements relate to its internal policies, practices and controls rather than to its significant accounting policies pertaining to revenue recognition. These enhancements have been implemented to ensure the consistent and proper application of the Company’s disclosed revenue recognition policies. Therefore, these enhancements did not result in any modification of the Company’s significant revenue recognition policies or in any modification (as compared to recent prior disclosures) of the Company’s disclosure of those policies as set forth under “Significant Accounting Policies” (and specifically under “Revenue Recognition”) in Note 1 (Description of Business, Basis of Presentation, Significant Accounting Policies and Recent Accounting

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

November 12, 2014

Pronouncements) to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. The Company believes that such disclosure continues to accurately and sufficiently describe the Company’s significant revenue recognition accounting policies.

The Company has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (818) 444-3190.

Sincerely,

/s/ Brent Novak

Brent Novak

Chief Financial Officer

Ixia

26601 W. Agoura Road

Calabasas, CA 91302

cc:	Ronald W. Buckly
Senior Vice President, Corporate Affairs and
General Counsel, Ixia